
Rye Patch
GOLD CORP.


10016353

Suite 1740 – 1177 West Hastings St., Vancouver, BC V6E 2K3
Tel (604) 638-1588 Fax (604) 638-1589

082-35199

FILE ~~82-30799~~
Exemption 12g3-2(b)

September 16, 2010

SUPPL

US Securities and Exchange Commission
100F Street N.E
Washington, DC 20549
U.S.A.

Re: **Rye Patch Gold Corp. – exemption from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) of the Act**

Dear Sir or Madam:

In accordance to the above, and in order for the Company to continue using the exemption, please find enclosed the following documents:

- News releases No. 12 dated June 30, 2010 to No. 15 dated August1 7, 2010;
- Interim financial statements for the period ended June 30th, 2010.

Yours sincerely,

Roxana Miranda
Office Manager

Encs.

dw 9/22


Rye Patch
GOLD CORP.
SEP 17 2010
200

NEWS RELEASE

No. 10 – 12

RYE PATCH GOLD FILES TECHNICAL REPORT ON LINCOLN HILL RESOURCE

Vancouver, British Columbia, June 30, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") has filed on SEDAR a National Instrument 43-101 compliant Technical Report supporting the mineral resource estimate at the Lincoln Hill Project in Nevada (see the Company's news release dated May 18, 2010). The resource table below shows the new Lincoln Hill gold and silver inferred resource estimate using a 0.343 g/t (0.01 opt) gold and gold equivalent (gold equivalent or Aueq) cut-off grade.

Cutoff Grade (Gm/Tonne)	Tonnes (1000's)	Au (Gm/Tonne)	Gold Ozs	Ag (Gm/Tonne)	Silver Ozs
0.343	17,215	0.686	380,000	17.143	9,488,000

Using US$900 per ounce for gold and US$18 per ounce for silver, an inferred gold equivalent resource of 569,760 ounces with an average grade of 1.029 g/t Aueq was estimated. The resource is stockwork zone located at the surface with high-grade feeder structures internal to the main mineralized body.

"The new Lincoln Hill resource demonstrates the untapped potential of the Oreana trend. The Company is starting exploration along its 100% controlled land holdings located between the Wilco and Lincoln Hill projects. This portion of the Oreana trend will benefit from our geologic knowledge and expertise gained from Wilco and Lincoln Hill, and the Company anticipates to generate additional high-quality drill targets from this program", commented William C. (Bill) Howald, the Company's CEO and President.

Scott E. Wilson Consulting, Inc. (SEWC) used industry-accepted practices and standards to classify the Lincoln Hill resource. Geologic interpretations were incorporated into the new resource for greater confidence in the resource estimate. Cut-off grades were calculated based on referencing up-to-date costing structures that are publically available.

The resource is classified using a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate each block, while also taking into account project history, database quality, sample integrity and geologic understanding. Because the Lincoln Hill drillholes are few and widely spaced, SEWC classified the resource as inferred. Additional drilling may result in upgrading the inferred resource to measured and indicated resources.

Scott Wilson of SEWC is a qualified person as defined in National Instrument 43-101 and is responsible for, and approves of, the technical disclosure relating to the Lincoln Hill Project contained in this news release.
As announced on May 18, 2010, May 11, 2009, and June 2, 2009 in respect of the Lincoln Hill, Wilco, and Jessup projects, Rye Patch Gold's resource inventory now totals 1,182,780 ounces of gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold equivalent in the inferred category. The following table summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



NEWS RELEASE

No. 10 – 12

Rye Patch Gold's NI43-101 Resource Inventory [1]							
Property	**Resource Category**	**Tonnes (X 1,000)**	**Gold Grade (g/t)**	**Silver Grade (g/t)**	**Contained Gold Ounces**	**Contained Silver Ounces**	**Contained Au & Au Equivalent Ounces [4]**
Wilco [2]	Measured	7,526	0.69	4.595	164,000	1,111,000	186,220
	Indicated	30,844	0.51	3.601	522,000	3,638,000	594,760
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,057,420
Jessup[2]	Measured	7,775	0.51	8.745	128,000	2,184,000	171,680
	Indicated	12,642	0.41	7.167	172,000	2,906,000	230,120
	Inferred	4,494	0.55	7.922	77,000	1,146,000	99,920
Lincoln Hill [3]	Measured	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-
	Inferred	17,215	0.69	17.143	380,000	9,488,000	569,760
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,182,780**
Total Inferred Resources					**2,117,000**	**30,505,000**	**2,727,100**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 resource definitions;
(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource cut-off grade is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and
(3) The Inferred resource is reported at a cut-off grade of 0.34 g/t (0.01 opt) Aueq for oxide and transitional ore types;
(4) Wilco, Jessup and Lincoln Hill resources includes Au equivalent ounces (Aueq.); where Aueq. = (Au ozs) + (Ag ozs X $Ag/oz)/$Au/oz, for Au/oz = $900, and Ag/oz = $18.

Rye Patch Gold Corp. is a well-funded, Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco, Lincoln Hill and Gold Ridge projects located along the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:
Rye Patch Gold Corp
info@ryepatchgold.com
T: (604) 638-1588 F: (604) 638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


Rye Patch
SEP 1 7 2010

NEWS RELEASE

No. 10 – 13

RYE PATCH GOLD LEASES WILCO GEOTHERMAL RIGHTS

Vancouver, British Columbia, July 28, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") reports it has leased the geothermal rights on its 100% owned Wilco gold project to Wilco Energy LLC, a non-related company. Rye Patch controls geothermal rights on a portion of the Wilco property adjacent to the Colado gold/silver resource area located in sections 25 and 35 along the western portion of the Wilco property.

"While gold and silver remain Rye Patch's focus, this is an example of how the Company is looking for innovative ways to create additional shareholder value from its property portfolio. In concert with Wilco Energy LLC, the Company will have the ability to use the information generated by the geothermal exploration program to augment and assist its gold and silver exploration program at Wilco. The successful delineation of a geothermal field would give the Wilco project the ability to capitalize on the availability and utility of 'Green Energy' to supply a potential mining operation as well as providing Rye Patch with royalty revenue to supplement future exploration programs in Nevada", stated William C. (Bill) Howald, the Company's CEO and President.

Wilco Energy LLC is leasing the geothermal rights on 1,240 acres (502 hectares) of the Wilco property for an initial rental payment covering a period of three years with increases in rental payments at four and six years. If a geothermal field is identified within the project area, Rye Patch will receive a gross proceeds royalty from the sale of electric power. Lease rental payments are creditable to the royalty. Wilco Energy LLC is obligated to spend a minimum amount on geothermal exploration within the project area before July 20, 2011. If Wilco Energy LLC is unable to complete the first year Work Commitment then Wilco Energy LLC will pay Rye Patch the difference between the amount committed and the actual amount expended. The initial term of the lease is 15 years and can be extended for an additional 10 years at Lessee's option.

Drilling by Rye Patch as well as historic drilling in the Colado area has encountered warm to hot water in a majority of the drillholes. Temperature measurements from the Rye Patch drillhole collars have returned values in excess of 100 degrees Celsius in several drillholes. Following commencement of the geothermal exploration program, Rye Patch will keep investors apprised of significant results and milestones achieved by the program.

As announced on May 18, 2010, May 11, 2009, and June 2, 2009 in respect of the Lincoln Hill, Wilco, and Jessup projects, Rye Patch Gold's resource inventory now totals 1,182,780 ounces of gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold equivalent in the inferred category. The following table summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Rye Patch Gold's NI43-101 Resource Inventory [1]

Property	Resource Category	Tonnes (X 1,000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces	Contained Au & Au Equivalent Ounces [4]
Wilco [2]	Measured	7,526	0.69	4.595	164,000	1,111,000	186,220
	Indicated	30,844	0.51	3.601	522,000	3,638,000	594,760
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,057,420
Jessup [2]	Measured	7,775	0.51	8.745	128,000	2,184,000	171,680
	Indicated	12,642	0.41	7.167	172,000	2,906,000	230,120
	Inferred	4,494	0.55	7.922	77,000	1,146,000	99,920
Lincoln Hill [3]	Measured	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-
	Inferred	17,215	0.69	17.143	380,000	9,488,000	569,760
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,182,780**
Total Inferred Resources					**2,117,000**	**30,505,000**	**2,727,100**


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 13

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 resource definitions;
(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource cut-off grade is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and
(3) The Inferred resource is reported at a cut-off grade of 0.34 g/t (0.01 opt) Aueq for oxide and transitional ore types;
(4) Wilco, Jessup and Lincoln Hill resources includes Au equivalent ounces (Aueq.); where Aueq. = (Au ozs) + (Ag ozs X $Ag/oz)/$Au/oz, for Au/oz = $900, and Ag/oz = $18.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold Corp. is a well-funded, Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco, Lincoln Hill and Gold Ridge projects located along the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald
CEO & President

For additional information contact:
Rye Patch Gold Corp
Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589

File 82-35788
Exemption 12g3-2(b)


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 14

RYE PATCH GOLD IDENTIFIES NEW GOLD TARGET ALONG THE OREANA TREND

Vancouver, British Columbia, August 11, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") has identified a new gold target along the Oreana trend on its 100% owned Gold Ridge property. The new target zone, named Red Hill, has a mapped strike length of one kilometer along a northerly trend and is open to the north, south and down dip. Rock-chip sampling of the alteration has returned gold values between 0.22 g/t Au to 5.6 g/t Au from seven chip-channel samples across surface exposures of the hydrothermal breccias. The hydrothermal breccia's true thickness has yet to be determined; however, outcrop exposures of the silica altered zones are between two and twenty metres in thickness.

"Rye Patch's exploration program along the Oreana trend continues to bear fruit with the identification of the Red Hill target on our 100% owned Gold Ridge property. The Red Hill target is the fifth node discovered along the Oreana trend. With Rye Patch's mounting gold and silver resources and new drill targets alone, the Oreana trend is becoming a sizable gold/silver district in west central Nevada", commented William C. (Bill) Howald, the Company's CEO and President.

A soil samples grid totalling 195 samples was established and sampled. The gold results shows a strong positive one-kilometre long gold anomaly associated with the hydrothermal breccia as well as a second one-kilometre parallel anomaly located 200 metres to the east. A follow-up surface sampling program is in progress.

The reported gold and silver values are associated with silica cemented hydrothermal breccias that appear concordant within a sequence of westerly dipping sediments of the Triassic Auld Lang Syne Group. The silica breccias sit within a larger package of altered, brecciated limestone and clastic rock units. Based on geologic mapping, the alteration zones appear to thicken toward the north; however, poor outcrop exposures and post-mineral volcanic rocks are concealing the true thickness of the gold and silver mineralization. At this time, Rye Patch's exploration team is completing surface geologic mapping, additional rock-chip and soil sampling, and a CSAMT geophysical survey to verify the geometry of the large alteration zone. A phase-one drill program is in the planning stages with a late September start date envisioned.

The Gold Ridge property lies between and adjoins the Company's 100% controlled Wilco and Lincoln Hill projects. Rye Patch staked the claims in 2009 adding significantly to its land holdings along the Oreana trend. The Gold Ridge property has no encumbrances and the Company owns 100% of the claims. The Gold Ridge property consists of 402 unpatented lode claims covering over 21 square kilometers centered along the Oreana gold and silver trend.

As announced on May 18, 2010, May 11, 2009, and June 2, 2009 in respect of the Lincoln Hill, Wilco and Jessup projects, Rye Patch Gold's resource inventory now totals 1,182,780 ounces of gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold



NEWS RELEASE

No. 10 – 14

equivalent in the inferred category. The following table summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Rye Patch Gold's NI43-101 Resource Inventory [1]							
Property	**Resource Category**	**Tonnes (X 1,000)**	**Gold Grade (g/t)**	**Silver Grade (g/t)**	**Contained Gold Ounces**	**Contained Silver Ounces**	**Contained Au & Au Equivalent Ounces [4]**
Wilco [2]	Measured	7,526	0.69	4.595	164,000	1,111,000	186,220
	Indicated	30,844	0.51	3.601	522,000	3,638,000	594,760
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,057,420
Jessup[2]	Measured	7,775	0.51	8.745	128,000	2,184,000	171,680
	Indicated	12,642	0.41	7.167	172,000	2,906,000	230,120
	Inferred	4,494	0.55	7.922	77,000	1,146,000	99,920
Lincoln Hill [3]	Measured	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-
	Inferred	17,215	0.69	17.143	380,000	9,488,000	569,760
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,182,780**
Total Inferred Resources					**2,117,000**	**30,505,000**	**2,727,100**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 resource definitions;
(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource cut-off grade is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and
(3) The Inferred resource is reported at a cut-off grade of 0.34 g/t (0.01 opt) Aueq for oxide and transitional ore types;
(4) Wilco, Jessup and Lincoln Hill resources includes Au equivalent ounces (Aueq.); where Aueq. = (Au ozs) + (Ag ozs X $Ag/oz)/$Au/oz, for Au/oz = $900, and Ag/oz = $18.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold Corp. is a well-funded, Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco, Lincoln Hill and Gold Ridge projects located along the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald

CEO & President

For additional information contact:

Rye Patch Gold Corp

Investor Relations

info@ryepatchgold.com



NEWS RELEASE

No. 10 – 14

Tel.: (604) 638-1588

Fax: (604) 638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

File 82-35788
Exemption 12g3-2(b)



NEWS RELEASE

No. 10 – 15

RYE PATCH REPORTS 504 G/T AU FROM METALLIC SCREEN ASSAYS AT WILCO

Vancouver, British Columbia, August 17, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to report the remaining assays from its spring drilling campaign on the Wilco project in Pershing County, Nevada. Using a 0.343 g/t (0.01 opt) gold cut-off grade, the following Table summarizes drill intercepts for the first six reverse circulation drillholes.

TABLE1: WILCO PROJECT: INITIAL 2010 REVERSE CIRCULATION DRILL PROGRAM

Drillhole	Target Area	Au g/tonne	Ag g/tonne	Drillhole interval metres	From metres	To metres	TD (metres)
WR-101	North Basin	0.64	3.8	6.1	85.3	91.4	349.0
WR-101	North Basin	2.50	6.6	6.1	105.2	111.3	
WR-101	North Basin	0.66	4.1	3.0	283.5	286.5	
WR-101	North Basin	0.93	44.5	6.1	291.1	297.2	
Including		1.64	84.5	3.0	292.6	295.7	
WR-101	North Basin	0.61	4.2	15.2	303.3	318.5	
WR-101	North Basin	1.11	2.2	3.0	333.8	336.8	
WR-102	North Basin	0.36	1.8	22.9	93.0	115.8	274.3
WR-103	North Basin	0.35	2.2	6.1	65.5	71.6	251.5
WR-103	North Basin	0.35	2.6	3.0	76.2	79.2	
WR-103	North Basin	0.51	5.6	12.2	80.8	93.0	
WR-103	North Basin	0.41	2.1	3.0	157.0	160.0	
WR-104	North Basin	0.33	8.1	3.0	65.5	68.6	304.8
WR-104	North Basin	0.43	5.5	9.1	71.6	80.8	
WR-104	North Basin	0.37	5.7	3.0	89.9	93.0	
WR-104	North Basin	0.63	12.2	7.6	105.2	112.8	
WR-104	North Basin	0.89	5.4	3.0	190.5	193.5	
WR-104	North Basin	1.18	4.9	12.2	266.7	278.9	
WR-104	North Basin	0.94	1.3	3.0	289.6	292.6	
WR-104	North Basin	0.43	1.4	3.0	295.7	298.7	
WR-105	North Basin	0.33	7.0	3.0	82.3	85.3	373.4
WR-105	North Basin	0.50	4.7	10.7	125.0	135.6	
WR-105	North Basin	0.39	3.4	6.1	146.3	152.4	
WR-105	North Basin	0.73	4.7	3.0	315.5	318.5	
WR-105	North Basin	0.93	11.2	32.0	336.8	368.8	
Including		2.11	30.4	7.6	338.3	345.9	

A review of fire assay results indicated gold particulation (coarse gold) within the sample intervals. Drillholes WR-099 and WR-105 were sent in for metallic-screen assay to determine the extent of the coarse gold. Re-assaying the high grade zone in WR-099 (see June 7, 2010 news release) returned 54.2 g/t from the coarse fraction over a 15.1 metre interval starting at 305 metres down-the-hole and includes a 1.5 metre sample that returned 504 g/t Au using a 1.0 g/t Au cut off. The metallic screen assays broadened the high-grade zone from 6.1 metres to 15.1 metres. The fine fraction returned 1.27 g/t Au over the sample interval which is associated with the disseminated gold component.

In WR-105, the interval from 336.8 meters to 350.6 metres returned an increased average gold assay of 7.32 g/t Au from the coarse fraction compared to 2.11 g/t Au reported from fire assay, and an increase in length from 7.6 metres to 13.7 metres again demonstrating the zone has coarse-grained free gold. The fine fraction returned assays averaging 1.47 g/t Au over the same 13.7 metre interval. Based on these results, the gold mineralization encountered in this drill program - drillholes WR-095 to WR-105 - will be re-assayed using metallic screen methods. Table 2 summarizes the metallic screen assay results described above.



NEWS RELEASE

No. 10 – 15

TABLE2: WILCO PROJECT: COMPARISON OF FIRE ASSAY AND METALLIC SCREEN RESULTS									
	ORIGINAL FIRE ASSAY RESULT				METALLIC SCREEN RESULT				
Drillhole	From metres	To metres	Au g/tonne	Drillhole interval Metres	From metres	To metres	+Fraction Au g/tonne	-Fraction Au g/tonne	Drillhole interval Metres
WR-099	310.9	317.0	11.67	6.1	305.0	320.1	54.2	1.3	15.1
WR-105	336.8	345.9	2.11	7.6	336.8	350.6	7.3	1.5	13.7

"We are very pleased with the results of this Wilco drilling program. Our ability to predict high-grade zones and then drill them is improving, and a core program will provide more insight into the controls and distribution of the high-grade gold", noted William C. (Bill) Howald, the Company's CEO and President.

A total of 3,859 meters in eleven reverse circulation (RC) drillholes was completed in the Wilco spring drilling program. The program outlined a high-grade gold zone that measures 100 metres by 200 metres. and the gold zone is open to the west-southwest. Because the gold in this zone tends to be coarse, free gold in nature, a core program is being planned to better evaluate the structural orientation and distribution of the high grade gold.

Rye Patch Gold maintains a strict quality control program at all of its projects. Drill samples are picked up on site by American Assay's preparation and analytical facility located in Reno, Nevada. Gold analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish

As announced on May 18, 2010, May 11, 2009, and June 2, 2009 in respect of the Lincoln Hill, Wilco, and Jessup projects, Rye Patch Gold's resource inventory now totals 1,182,780 ounces of gold and gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold and gold equivalent in the inferred category. The following table summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Rye Patch Gold's NI43-101 Resource Inventory (1)							
Property	Resource Category	Tonnes (X 1,000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces	Contained Au & Au Equivalent Ounces (4)
Wilco (2)	Measured	7,526	0.69	4.595	164,000	1,111,000	186,220
	Indicated	30,844	0.51	3.601	522,000	3,638,000	594,760
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,057,420
Jessup(2)	Measured	7,775	0.51	8.745	128,000	2,184,000	171,680
	Indicated	12,642	0.41	7.167	172,000	2,906,000	230,120
	Inferred	4,494	0.55	7.922	77,000	1,146,000	99,920
Lincoln Hill (3)	Measured	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-
	Inferred	17,215	0.69	17.143	380,000	9,488,000	569,760
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,182,780**
Total Inferred Resources					**2,117,000**	**30,505,000**	**2,727,100**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 resource definitions;
(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource cut-off grade is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation. and
(3) The Inferred resource is reported at a cut-off grade of 0.34 g/t (0.01 opt) Aueq for oxide and transitional ore types;
(4) Wilco, Jessup and Lincoln Hill resources includes Au equivalent ounces (Aueq.); where Aueq. = (Au ozs) + (Ag ozs X $Ag/oz)/$Au/oz, for Au/oz = $900, and Ag/oz = $18.



NEWS RELEASE

No. 10 – 15

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is a Qualified Person as defined under National Instrument 43-101. He has verified the information contained in, and has reviewed and approved the contents of, this news release.

Rye Patch Gold Corp. is a well-funded, Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco, Lincoln Hill and Gold Ridge projects located along the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors

'William Howald"

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)


SEC MAIL PROCESSING
RECEIVED
SEP 17 2010
WASH, D.C.
200
SECTION


Rye Patch
GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Second Quarter Ended June 30, 2010

(Unaudited)

#1740 - 1177 West Hastings St., Vancouver B.C. V6E 2K3, Canada (TSX-V: RPM; OTC: RPMGF) Ph: 604-638-1588

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

Statement 1

	June 30, 2010 *(Unaudited)*	December 31, 2009 *(Audited)*
ASSETS		
Current		
Cash and cash equivalents	$ 5,927,571	$ 6,778,692
Accounts receivable	272,428	19,455
Prepaid expenses	115,928	53,570
	6,315,927	6,851,717
Mineral properties *(Note 3)*	2,975,602	2,880,981
Other capital assets *(Note 4)*	56,319	59,793
Reclamation bond *(Note 5)*	91,323	91,410
	$ 9,439,171	$ 9,883,901
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 145,271	$ 438,785
Due to related parties *(Note 7)*	10,034	29,093
	155,305	467,878
SHAREHOLDERS' EQUITY *(Statement 4)*		
Share capital	13,309,360	12,550,760
Share subscription	-	201,000
Warrants	5,073,113	4,751,783
Contributed surplus	1,306,250	1,278,990
Deficit	(10,404,857)	(9,366,510)
	9,283,866	9,416,023
	$ 9,439,171	$ 9,883,901

Continuing operations and going concern *(Note 1)*
Commitments and contingencies *(Note 8)*
Subsequent event *(Note 12)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
________________________, Director

"William Howald"
________________________, Director

- See Accompanying Notes –

Rye Patch Gold Corp. Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Mineral property operations *(Note 3)*				
Mineral property expenses				
Exploration costs	$ **478,456**	$ 115,135	$ **565,114**	$ 188,101
	478,456	115,135	**565,114**	188,101
Administrative expenses				
Accounting and audit *(Note 7)*	**15,000**	15,000	**30,000**	30,000
Amortization	**4,541**	5,970	**8,913**	12,118
Insurance	**16,676**	18,058	**32,571**	35,741
Investor relations	**85,828**	11,724	**167,393**	26,121
Legal fees *(Note 7)*	**23,534**	10,115	**70,268**	13,909
Management fees *(Note 7)*	**63,188**	71,468	**126,754**	148,273
Office and administration	**8,707**	17,835	**65,427**	42,085
Rent	**35,920**	37,467	**72,813**	77,238
Stock-based compensation *(Note 6)*	**3,415**	61,214	**56,470**	69,968
Travel	**13,596**	1,015	**21,064**	14,870
Transfer agent and filing fees	**14,404**	11,996	**28,235**	21,051
Wages and bonuses	**36,590**	38,912	**80,085**	105,235
	321,399	300,774	**759,993**	596,609
Other revenues (losses)				
Interest income	**6,971**	116	**10,677**	332
Other revenue	**-**	-	**250,000**	-
Foreign exchange gain/(loss)	**54,999**	(18,273)	**26,083**	(15,094)
	61,970	(18,157)	**286,760**	(14,762)
Net loss and comprehensive loss for the period	$ **737,885**	$ 434,066	$ **1,038,347**	$ 799,472
Loss per share – basic and diluted	$ **0.01**	$ 0.01	$ **0.01**	$ 0.02
Weighted average number of shares outstanding – basic and diluted	**91,306,604**	44,199,450	**90,861,105**	41,600,224

- See Accompanying Notes –

Rye Patch Gold Corp.

Statement 3

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended June 30, 2010	For the three months ended June 30, 2009	For the six months ended June 30, 2010	For the six months ended June 30, 2009
Cash Resources Provided By (Used In)				
Operating activities				
Net loss for the period	$ (737,885)	$ (434,066)	$(1,038,347)	$ (799,472)
Items not involving cash				
Amortization	4,541	5,970	8,913	12,118
Foreign exchange loss	(2,544)	8,153	87	5,818
Stock-based compensation	3,415	61,214	56,470	69,968
Changes in non-cash working capital items				
Accounts receivable	4,951	554	(252,972)	187,218
Prepaid expenses	(66,900)	1,594	(62,358)	18,383
Accounts payable and accrued liabilities	79,137	(22,854)	32,861	(255,579)
Due to related parties	(7,271)	(15,984)	(19,059)	(5,619)
	(722,554)	(395,419)	(1,274,405)	(767,165)
Investing activities				
Mineral properties	(30,051)	(38,432)	(94,621)	(112,216)
Purchase of other capital assets	(2,533)	-	(5,439)	-
	(32,584)	(38,432)	(100,060)	(112,216)
Financing activities				
Shares, warrants and options issued for cash	7,340	-	945,145	940,400
Share subscriptions received	-	-	(201,000)	-
Share issue costs	-	(2,998)	(220,801)	(63,516)
	7,340	(2,998)	523,344	876,884
Net increase (decrease) in cash and cash equivalents	(747,798)	(436,849)	(851,121)	(2,497)
Cash and cash equivalents – beginning of the period	6,675,369	604,833	6,778,692	170,481
Cash and cash equivalents – end of the period	$ 5,927,571	$ 167,984	5,927,571	167,984
Cash and cash equivalents are composed of:				
Cash in bank	$ 1,997,571	$ 167,984	$ 1,997,571	$ 167,984
Short-term deposits	3,930,000	-	3,930,000	-
	$ 5,927,571	$ 167,984	$ 5,927,571	$ 167,984
Interest received	$ 6,971	$ 116	$ 10,677	$ 332
Income tax	$ -	$ -	$ -	$ -
Cash paid for finders' fee	$ -	$ -	$ 197,750	$ 33,936
Supplemental non-cash information				
Fair value of options and warrant exercised	$ 2,361	$ -	$ 48,216	$ -
Fair value of securities granted and issued	$ -	$ -	$ 340,336	$ -

- See Accompanying Notes –

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Shareholder's Equity

For the year ended December 31, 2009 (audited) and the six months ended June 30, 2010 (unaudited)

	Number of common shares	Amount	Share subscription	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance as at December 31, 2008	36,362,784	$ 7,389,043	$ -	$ 1,514,470	$ 830,895	$ (6,982,729)	$ 2,751,679
Issued for private placement (Note 6a)	4,881,666	325,626	-	260,174	-	-	585,800
Issued for private placement (Note 6b)	2,955,000	197,551	-	157,049	-	-	354,600
Issued for private placement (Note 6c)	21,031,666	1,801,979	-	1,352,771	-	-	3,154,750
Issued for private placement (Note 6g)	20,830,000	3,721,208	-	1,486,292	-		5,207,500
Issued for mineral property interest (Notes 3e and 6d)	100,000	31,000	-	-	-	-	31,000
Issued on the exercise of warrants (Note 6e)	356,000	72,373	-	(18,973)	-	-	53,400
Issued on the exercise of brokers' options (Note 6f)	116,667	36,746	-	-	(19,246)	-	17,500
Share issue costs	-	(1,024,766)	-	-	312,642	-	(712,124)
Stock-based compensation	-	-	-	-	154,699	-	154,699
Share subscription received	-	-	201,000	-	-	-	201,000
Net loss	-	-	-	-	-	(2,383,781)	(2,383,781)
Balance as at December 31, 2009	86,633,783	12,550,760	201,000	4,751,783	1,278,990	(9,366,510)	9,416,023
Issued for private placement (Notes 6g)	3,450,000	614,490	(200,000)	248,010	-	-	662,500
Issued for finder's units (Note 6g)	721,000	123,759	-	56,492	-	-	180,251
Issued on exercise of warrants (Note 6h)	330,000	75,006	-	(19,006)	-	-	56,000
Issued on exercise of options (Note 6i)	5,000	2,006	(1,000)	-	(1,006)	-	-
Issued on the exercise of brokers' options (Note 6j)	170,966	33,325	-	20,524	(28,204)	-	25,645
Warrants from exercise of 2009 finder's units	-	(15,310)	-	15,310	-	-	-
Share issue costs	-	(74,676)	-	-	-	-	(74,676)
Stock-based compensation	-	-	-	-	56,470	-	56,470
Net loss	-	-	-	-	-	(1,038,347)	(1,038,347)
Balance as at June 30, 2010	**91,310,749**	**$ 13,309,360**	**$ -**	**$ 5,073,113**	**$ 1,306,250**	**$(10,404,857)**	**$ 9,283,866**

- See Accompanying Notes –

- See Accompanying Notes –

1. Continuing operations and going concern

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006. The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, and the ability to raise sufficient capital to finance these activities, or the proceeds from the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of debt or common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of GAAP and should be read in conjunction with the most recent annual financial statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Cash and cash equivalents

Cash and cash equivalents consist of balances on deposit and investments in highly liquid short-term deposits which are readily convertible into known amounts of cash and which are subject to insignificant risks of changes in fair value.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of other capital assets, determination of the net recoverable amount of mineral properties and other assets, the amount of stock-based compensation, determination of future tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a proven or probable mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off to operations.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of these assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful lives. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements, at the following rates. The amortization rates are reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate.

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

2. Significant accounting policies - *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency balances and transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Stock based compensation

From time to time, the Company grants options to directors, officers, employees and consultants to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees, officers and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Earnings or loss per share

The basic earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the year. The diluted earnings or loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year. For this purpose, the "treasury stock method" is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents are excluded from the computation of diluted loss per share for the years presented as including them would be anti-dilutive.

2. Significant accounting policies - *continued*

Financial instruments

CICA Handbook Section 3862 "Financial Instruments – Disclosure" requires an entity to classify fair value measurements using a hierarchy that reflects the significance of inputs used in making fair value measurements, based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The levels and inputs which may be used to measure fair value are:

a) Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b) Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c) Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to related party. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on a recurring basis include short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Future accounting pronouncements

a) Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-controlling Interests

These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after January 1, 2011. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoptions of these recommendations are permitted and the Company is currently considering the impact of adopting these pronouncements.

2. Significant accounting policies – *continued*

Future accounting pronouncements – *continued*

b) International Financial Reporting Standards ("IFRS")

In 2006, the Accounting Standards Board (the "AcSB") of the CICA published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has assessed the impact of the adoption of IFRS for 2011, and concluded that currently there would be no significant impact or modification to financial reporting or accounting systems.

3. Mineral properties

Expenditures on mineral properties during the year ended December 31, 2009 and the six months ended June 30, 2010 are as follows:

	Wilco-Newmont Property (Note 3a)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Keystone Property (Note 3f)	Other	Total
Acquisition costs							
Cumulative acquisition costs as at December 31, 2008	$ 616,610	$ 78,241	$ 1,516,687	$ 206,112	$ 33,675	$ -	$ 2,451,325
Acquisition costs	-	-	-	3,510	-	-	3,510
Lease obligations	40,949	-	128,697	107,048	-	-	276,694
Legal, permits and royalties	3,987	-	-	2,832	-	-	6,819
Staking	-	13,712	-	-	-	-	13,712
Holding costs	43,778	74,067	28,833	15,918	-	-	162,596
Total acquisition costs for fiscal 2009	88,714	87,779	157,530	129,308	-	-	463,331
Write-down of acquisition costs	-	-	-	-	(33,675)	-	(33,675)
Cumulative acquisition costs as at December 31, 2009	**$ 705,324**	**$ 166,020**	**$ 1,674,217**	**$ 335,420**	**$ -**	**$ -**	**$ 2,880,981**
Exploration expenditures							
Cumulative exploration expenditures as of December 31, 2008	$ 2,786,663	$ 51,290	$ 499,867	$ 504,763	$ 131,038	$ -	$ 3,973,621
Geological	130,626	7,645	65,169	82,733	804	3,599	290,576
Drilling	244,366	-	-	441,029	-	-	685,395
Geochemical	44,305	-	4,902	63,301	-	-	112,508
Travel and overhead	8,403	-	5,365	6,259	3,235	1,597	24,859
Total exploration expenditures charged to operations in fiscal 2009	427,700	7,645	75,436	593,322	4,039	5,196	1,113,338
Cumulative expenditures on active properties charged to operations as of December 31, 2009	**$ 3,214,363**	**$ 58,935**	**$ 575,303**	**$ 1,098,085**	**$ 135,077**	**$ 5,196**	**$ 5,086,959**

3. Mineral properties - *continued*

	Wilco-Newmont Property (Note 3a)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Other	Total
Acquisition costs						
Cumulative acquisition costs as at December 31, 2009	$ 705,324	$ 166,020	$ 1,674,217	$ 335,420	$ -	$2,880,981
Lease obligations	26,036	-	71,860	-	-	97,896
Legal and permits	(3,275)	-	-	-	-	(3,275)
Total acquisition costs for the period	22,761	-	71,860	-	-	94,621
Cumulative acquisition costs as at June 30, 2010	**$ 728,085**	**$ 166,020**	**$ 1,712,751**	**$ 335,420**	**$ -**	**$ 2,975,602**
Exploration expenditures						
Cumulative exploration expenditures as of December 31, 2009	$ 3,214,363	$ 58,935	$ 575,303	$ 1,098,085	$ 5,196	$ 4,951,882
Geological	39,077	30,648	5,344	39,630	18,366	133,065
Drilling	300,317	-	-	8,621	-	308,938
Geochemical	77,935	300	-	22,950	931	102,116
Geophysical	-	-	-	729	4,374	5,103
Engineering and PEI	-	-	-	-	1,562	1,562
Travel and overhead	5,806	699	1,949	4,555	1,321	14,330
Total exploration expenditures charged to operations for the period ended June 30, 2010	423,135	31,647	7,293	76,485	26,554	565,114
Cumulative expenditures on active properties charged to operations as of June 30, 2010	**$ 3,637,498**	**$ 90,582**	**$ 582,596**	**$ 1,174,570**	**$ 31,750**	**$5,516,996**

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims in Pershing County, Nevada. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company. In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR. These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company also paid NADR US$150,000.

The Company completed its obligations to make minimum exploration expenditures of US $3,000,000 on this property and earned its 100% interest in the property by December 31, 2009.

Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is also obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012 (paid up to date), and US$20,000 every year thereafter.

3. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company.

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments pursuant to the agreement:

		Amount	
Initial payment	US$	10,000	Paid
By March 21, 2008		15,000	Paid
By March 21, 2009		20,000	Paid
By March 21, 2010		25,000	Paid
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

3. Mineral properties - *continued*

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. On September 1, 2008, the Company relinquished 80 Lode Mining Claims, and continues to maintain 124 Lode Mining Claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. In April 2009, the Company acquired, through staking, an additional 108 Lode Mining Claims.

d) Jessup Property

On September 27, 2007, the Company acquired the Jessup project located in Churchill County, Nevada, from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway, and one patented mining claim and 99 unpatented mining claims held under various leases.

The underlying lease obligations on 96 of the unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid
Monthly in 2008		7,000	Paid
Monthly in 2009		8,000	Paid
Monthly in 2010 and every month thereafter		9,000	Paid up to date

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Paid
In 2009		9,000	Paid
In 2010, and every year thereafter		10,000	Paid up to date

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US $	5,000	Paid up to date
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% NSR. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made. The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

3. **Mineral properties** - *continued*

e) Lincoln Hill Property

On November 7, 2007, the Company entered into a letter of intent with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Paid and issued
November 2008		60,000	100,000	Paid and issued
November 2009		65,000	100,000	Paid and issued
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount	
By November 2008	US$	100,000	Requirement met
By November 2009		200,000	Requirement met
By November 2010		300,000	Requirement met
By November 2011		500,000	Requirement met
By November 2012		1,000,000	

The Company also paid US$5,770 that remained under the underlying option agreement and a total of $3,256 quarterly payments for the lease agreement assigned to the Company. The Lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine certain other minerals on the property.

On September 8, 2009, the Company signed an agreement to acquire another 3 mining claims in Pershing Country, Nevada, for a total of US$41,000 payable as follows:

		Amount	
Initial payment	US$	3,000	Paid
By September 8, 2010		5,000	Paid
By September 8, 2011		7,500	
By September 8, 2012		10,000	
By September 8, 2013		15,500	

In addition, the Company will reimburse the current property holders up to US$1,000 for the 2009 - 2010 claim maintenance fees.

3. Mineral properties - *continued*

f) Keystone South Property

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. This agreement was terminated in May 2009 and $33,675 of acquisition costs were written off.

4. Other capital assets

	Cost	Accumulated amortization	Net book value June 30, 2010
Computer equipment	$ 39,150	$ 27,802	$ 11,348
Office furniture and equipment	66,762	33,630	33,132
Exploration equipment	2,025	1,009	1,016
Leasehold improvements	25,255	15,325	9,930
Vehicle	2,998	2,105	893
	$ 136,190	$ 79,871	$ 56,319

	Cost	Accumulated amortization	Net book value December 31, 2009
Computer equipment	$ 33,712	$ 25,361	$ 8,351
Computer software	9,938	9,938	-
Office furniture and equipment	66,762	29,992	36,770
Exploration equipment	2,025	895	1,130
Leasehold improvements	25,254	12,799	12,455
Vehicle	2,998	1,911	1,087
	$ 140,689	$ 80,896	$ 59,793

5. Reclamation bond

As of June 30, 2010 and 2009, the Company had deposited US$87,107 as a reclamation bond with the Bureau of Land Management in Nevada.

6. Share capital and contributed surplus

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

a) The Company completed a non-brokered private placement for a total 7,135,833 units. The first tranche of 2,254,167 units closed on December 31, 2008 and the second tranche of 4,881,666 units closed on February 23, 2009, at a price of $0.12 per unit for total gross proceeds of $856,300. Each unit consisted of one common share and one common share purchase warrant exercisable into one common share at a price of $0.15 for a period of two years from the closing date. A fair value of $135,250 and $260,174, respectively, was assigned to the warrants issued on the first and second tranches based on the Black-Scholes Option Pricing Model. Finders' fees of $25,920 were paid in connection with this private placement.

6. Share capital and contributed surplus - *continued*

b) On March 11, 2009, the Company closed a non-brokered private placement of 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.15 until March 11, 2011. A fair value of $157,049 was assigned to the warrants based on the Black-Scholes Option Pricing Model. The Company also paid finders' fees of $14,616 in a connection with this private placement.

c) On August 6, 2009, the Company completed a non-brokered private placement consisting of 21,031,666 units at a price of $0.15 for gross proceeds of $3,154,750. Each unit consisted of one common share and one transferable common share purchase warrant exercisable into one share of the Company at a price of $0.20 until February 6, 2011. A fair value of $1,352,771 was assigned to these warrants based on the Black-Scholes Option Pricing Model.

   The Company paid $213,206 in finder's fees in connection with this private placement and issued 1,895,166 non-transferable finder's options. Each broker's option is exercisable into one unit at a price of $0.15 until February 6, 2011. Each unit is comprised of one common share and one non-transferable common share purchase warrant with the same terms as the private placement warrants. A fair value of $312,642 was assigned to these broker's options based on the Black-Scholes Option Pricing Model.

d) On November 2, 2009, 100,000 shares were issued towards the acquisition of Lincoln Hill property (Note 3e). The deemed issue price of these shares was the trading value on the date the shares were issued.

e) During 2009, 356,000 warrants were exercised for proceeds of $53,400. A fair value of $18,973 was transferred to share capital on the exercise of these warrants.

f) During 2009, 116,667 broker's options were exercised into one share and one warrant for proceeds of $17,500. A fair value of $19,246 was recognized on the issuance of the warrants associated with the broker's options, which was subsequently transferred to share capital on the exercise of the warrants.

g) The Company completed a non-brokered private placement for a total 24,280,000 units, with a first tranche of 20,830,000 units closed on December 24, 2009 and a second tranche of 3,450,000 units closed on January 7, 2010, at a price of $0.25 per unit for gross proceeds of $6,070,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with one whole warrant exercisable into one share at a price of $0.35 for a period of two years from the closing date. A fair value of $1,486,292 and $248,010, respectively, was assigned to the warrants issued on the first and second tranches based on the Black-Scholes Option Pricing Model.

   In connection to this private placement, the Company paid a total of $197,750 finder's fees and, on February 14, 2010, issued 721,000 finder's units valued at $180,250. Each finder's unit consisted of one share and one-half of one non-transferable common share purchase warrant, with one whole warrant exercisable into one share at a price of $0.35 until December 24, 2011 and January 7, 2012.

6. Share capital and contributed surplus - *continued*

h) During the period ended June 30, 2010, 330,000 warrants were exercised for proceeds of $56,000. A fair value of $19,006 was transferred to share capital on the exercise of these warrants.

i) During the period ended June 30, 2010, 5,000 options were exercised for proceeds of $1,000. A fair value of $1,006 was transferred to share capital from contributed surplus in connection with this exercise.

j) During the period ended June 30, 2010, 170,966 brokers' options were exercised for proceeds of $25,645. A fair value of $28,204 was transferred to share capital from contributed surplus in connection with this exercise. A fair value of $20,524 was assigned to the warrants issued on the broker's units based on the Black-Scholes Option Pricing Model.

Warrants

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2008	8,535,542	$ 0.62
Issued	39,399,999	0.23
Expired	(6,281,375)	(0.79)
Exercised	(356,000)	(0.15)
Outstanding, December 31, 2009	41,298,166	0.23
Issued	2,256,466	0.34
Exercised	(330,000)	(0.17)
Outstanding, June 30, 2010	43,224,632	$ 0.23

Warrants outstanding as at June 30, 2010 were:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
December 31, 2010	$ 0.15	2,254,167	$ 0.15	0.50
February 6, 2011	0.20	21,189,299	0.20	0.61
February 23, 2011	0.15	4,425,666	0.15	0.65
March 11, 2011	0.15	2,855,000	0.15	0.70
December 24, 2011	0.35	10,761,500	0.35	1.48
January 7, 2012	0.35	1,739,000	0.35	1.52
		43,224,632	$ 0.23	0.87

6. Share capital and contributed surplus - *continued*

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant options of up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the TSX Venture Exchange on the business day immediately before the date of granting of the option, unless the Exchange permits discounts, or allows some other minimum exercise price.

A quarter of the options granted vest on the date of grant and a quarter will vest every six months thereafter. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2008	2,205,000	$ 0.47
Granted	1,055,000	0.20
Expired	(55,000)	(0.41)
Outstanding, December 31, 2009	3,205,000	0.38
Granted	150,000	0.35
Exercised	(5,000)	(0.20)
Expired	(50,000)	(0.35)
Outstanding, June 30, 2010	3,300,000	$ 0.38

Options outstanding as at June 30, 2010 were:

	Options outstanding				Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011	$ 0.50	825,000	$ 0.50	1.53	825,000	$ 0.50
January 19, 2012	$ 0.40	100,000	0.40	1.81	100,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	1.81	150,000	0.50
March 14, 2012	$ 0.50	200,000	0.50	1.96	200,000	0.50
July 19, 2012	$ 0.50	90,000	0.50	2.30	90,000	0.50
October 18, 2012	$ 0.45	400,000	0.45	2.55	400,000	0.45
June 10, 2013	$ 0.40	385,000	0.40	3.20	385,000	0.40
August 21, 2014	$ 0.20	1,050,000	0.20	4.39	522,500	0.20
May 10, 2015	$ 0.25	100,000	0.25	4.86	25,000	0.25
		3,300,000	$ 0.38	2.69	2,697,500	$ 0.38

6. Share capital and contributed surplus - *continued*

Brokers' options

	Number of options	Weighted average exercise price
Outstanding, December 31, 2008	900,000	$ 0.50
Expired	(900,000)	0.50
Granted (Note 6c)	1,895,166	0.15
Exercised (Note 6f)	(116,667)	0.15
Outstanding, December 31, 2009	1,778,499	0.15
Exercised (Note 6j)	(170,966)	(0.15)
Outstanding, June 30, 2010	1,607,533	$ 0.15

Black-Scholes Assumptions

The fair values of the options granted and warrants issued during 2009 were estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following range of assumptions:

	2010	2009
Risk-free interest rate	1.22%-2.48%	1.12%-2.65%
Expected volatility	135%-183%	178%-189%
Expected years of option or warrant life	1-5 years	1.5-5 years
Expected dividend	$Nil	$Nil

During the six months ended June 30, 2010, under the fair-value-based method, $56,470 (2009 - $69,968) in stock-based compensation expense was recorded in the consolidated statements of operations for the options which vested during the period.

7. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $60,717 (2009 - $13,569), share issue costs of $17,055 (2009 - $18,337) and filing fees of $2,859 (2009 - $Nil), with a legal firm in which the Corporate Secretary is a partner. As at June 30, 2010 $4,784 (December 31, 2009 - $22,909) was owed to this firm.

b) The Company incurred accounting and administrative fees of $30,000 (2009 - $30,000) with a company of which the Chief Financial Officer is the President and a director. As at June 30, 2010, $5,250 (December 31, 2009 - $6,184) was owed to this company.

c) The Company paid $69,852 (2009 - $81,015) in management fees, $8,011 (2009 - $4,292) in professional fees, and $3,104 (2009 - $3,617) in leasing costs to a company controlled by its President. As at June 30, 2010, $Nil (December 31, 2009 - $Nil) was owed to this company.

7. Related party transactions - *continued*

d) The Company paid $56,902 (2009 - $67,258) in management fees to a company controlled by its Chairman. As at June 30, 2010 $Nil (December 31, 2009 - $Nil) was owed to this company.

8. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for an approximate minimum annual rent of $93,000 until December 31, 2011, and in Reno, Nevada, for a minimum annual rent of US$60,000 until April 30, 2011.

b) As disclosed in Note 3a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the Wilco – Newmont property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

c) On May 10, 2010, the Company engaged the services of Ubika Corporation as an investor relations consultant for a one year term. In consideration, the Company paid an advance fee of $35,000 to cover the one-year term of engagement and granted stock options to acquire up to 100,000 common shares of the Company at an exercise price of $0.25 for a 5 year term and vesting in accordance with the policies of the Exchange.

9. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and the state of Nevada in the United States of America. The mineral properties are held solely in the Nevada segment.

The following table shows the other capital assets attributable to each geological segment:

	June 30, 2010	December 31, 2009
Canada	**$ 33,191**	$ 33,484
United States	**23,128**	26,309
	$ 56,319	$ 59,793

10. Financial instruments and risk management

Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in operations in the period incurred.

The Company's operations consist of the acquisition, exploration and development of mineral resource properties in North America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of being affected by these risks, which may include credit risk,

10. Financial instruments and risk management - *continued*

liquidity risk, currency risk, interest rate risk and other price risks. When material, these risks are also reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company manages this risk by only entering into contracts with counterparties who have sufficient financial strength to minimize the risk of a financial default.

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production. Therefore, the Company is not exposed to significant trade credit risk.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk to minimize the likelihood of a loss, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Monetary limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at June 30, 2010 the Company has no derivative financial instruments.

b) Liquidity risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures, through the management of its available cash and the issue of shares, that there are sufficient cash balances to meet its short-term business requirements.

c) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would affect the Company's results of operations by approximately $13,000.

The Company does not invest in derivatives to mitigate these risks.

d) Interest rate risk
The Company limits its exposure to interest rate risk by investing only in short term investments at major Canadian financial institutions.

A one percent change in interest rates would affect the results of operations by approximately $14,000.

10. Financial instruments and risk management – *continued*

e) Fair value disclosures
The carrying values of accounts receivable, accounts payable and accrued liabilities and the amount due to related party approximate their fair values based on their short term nature.

f) Commodity price risk
The ability of the Company to develop its mineral properties and the future profitability of the Company will be directly related to the market price of gold.

11. Management of capital

The Company's shareholders' equity is considered to be its capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through 2010. There are no external restrictions on the Company's capital.

12. Subsequent Event

On July 28, 2010, the Company announced it has leased the geothermal rights on its 100% owned Wilco gold project to Wilco Energy LLC, a non-related company.


Rye Patch
GOLD CORP.

RYE PATCH GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
for the six months ended June 30, 2010

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of August 26 2010, and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2009 and unaudited consolidated financial statements for the six months ended June 30, 2010. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch is an exploration stage company engaged in the acquisition and exploration of gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounce resource through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past four years, the Company acquired interests in four projects covering roughly 78 square kilometres within Nevada's prolific gold trends. The Company controls three advance-stage resource projects – Wilco, Jessup, and Lincoln Hill - and has acquired one early-stage project with well defined drill targets and significant upside potential, Gold Ridge. In April 2009, the Company acquired over 10 square kilometres of additional lands through staking of claims between the Wilco and Lincoln-Hill projects. The Company now controls almost 78 square kilometres in Nevada with 65 square kilometres located along the emerging Oreana gold trend.

During 2007 to date, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects, and NI 43-101 compliant technical reports at the Wilco, Lincoln Hill, and Jessup projects. The Company's goal of having ten million ounces of gold to its account within the next three years is taking shape and within reach. The Company intends to achieve this growth through the acquisition of resource-based projects and organic growth in its existing project portfolio. Rye Patch's common shares trade in Canada on the TSX Venture Exchange ("Exchange") under the symbol "RPM". The Company also trades in the United States of America on the OTC market under the symbol "RPMGF". On November 4, 2008, the Company achieved Tier 1 status on the Exchange. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is a Qualified Person as defined under National Instrument 43-101. He has verified the information contained in, and has reviewed and approved the contents of, this MD&A.

As announced on May 18, 2010, May 11, 2009, and June 2, 2009 in respect of the Lincoln Hill, Wilco, and Jessup projects, Rye Patch Gold's resource inventory now totals 1;182,780 ounces of gold and gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold and gold equivalent in the inferred category. The following table summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.



Table 1: Rye Patch Gold's NI43-101 Resource Inventory

Rye Patch Gold's NI43-101 Resource Inventory [1]							
Property	Resource Category	Tonnes (X 1,000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces	Contained Au & Au Equivalent Ounces [4]
Wilco [2]	Measured	7,526	0.69	4.595	164,000	1,111,000	186,220
	Indicated	30,844	0.51	3.601	522,000	3,638,000	594,760
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,057,420
Jessup[2]	Measured	7,775	0.51	8.745	128,000	2,184,000	171,680
	Indicated	12,642	0.41	7.167	172,000	2,906,000	230,120
	Inferred	4,494	0.55	7.922	77,000	1,146,000	99,920
Lincoln Hill [3]	Measured	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-
	Inferred	17,215	0.69	17.143	380,000	9,488,000	569,760
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,182,780**
Total Inferred Resources					**2,117,000**	**30,505,000**	**2,727,100**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 resource definitions;

(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and

(3) The Inferred resource is reported at a cut-off grade of 0.343 g/t (0.01 opt) Aueq for oxide and transitional ore types;

(4) Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Au ozs) + (Ag ozs X $Ag/oz)/$Au/oz, for Au/oz = $900, and Ag/oz = $18.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are measured, indicated and inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that the inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.

Overall Performance

Rye Patch Gold is Tier-1 TSX venture company exploring well-known mineral trends in Nevada - the world's fourth-richest gold region. Starting with 150,000 ounces in mid-2007, this well-funded company now has 1.2-million ounces of gold equivalent in the measured and indicated category, plus 2.7-million ounces of gold equivalent in the inferred category.

The Management at Rye Patch Gold has extensive experience in Nevada and internationally in all facets of the mining industry, from early-stage exploration right through to the production phase.


Rye Patch

Selected Annual Information

The following is a summary of the Company's financial results for the last three completed financial years:

	2009	2008	2007
Total revenues	Nil	Nil	Nil
Net loss	$2,383,781	$4,009,827	$2,578,359
Basic loss per share (1)	$0.05	$0.13	$0.13
Total assets	$9,883,901	$3,073,407	$4,888,934
Total long term liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Results of Operations – Gold Exploration

Wilco

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On May 12, 2008, the Company released an updated resource estimate for the Willard and Colado resource areas based on the Company's 2007 drill results. Phase-2 drilling program on the Wilco project started in June 2008 and was completed in October 2008 and finished with a total of 32,287 feet (9,841 metres) in 39 reverse circulation drillholes. The phase-2 program intersected multiple intervals with gold grades over significant thicknesses. In addition, the 2008 phase-2 drilling program ended with the best drillhole drilled on the property intersecting significant gold mineralisation (38.1 metres grading 2.61 g/t Au) in a new target designated the North Basin. The assay results were released in news releases on September 17, October 15, and November 25, 2008, and April 8 and May 11, 2009 (see www.sedar.com for details).

Step-out drilling in the Section Line area extended the oxidized gold zone and showed the mineralization continues to the west along the crest of the anticline. In addition, several drillholes demonstrate mineralization is open to the west along an east-west fault zone and toward the North Basin target where drilling cut over 200 feet (61 meters) of intense quartz-pyrite stockwork breccias and veining. In the Pay Dirt area, initial drilling confirms near-surface oxide along an east-west structural zone.

Most importantly, drillhole WR-087 followed up on significant alteration and gold mineralisation encountered in drillhole WR-081 and confirms gold mineralisation continues to the north and east in the newly identified North Basin target. The North Basin target is defined by an area covering 500 metres (1,500 feet) north-south by 300 metres (1,000 feet) east-west, and appears to be an important new discovery for the Wilco property as indicated by the results of drillhole WR-081 (36.6 metres grading 1.95 g/t Au) and WR-087 (38.1 metres grading 2.61 g/t Au). Drillhole WR-087 encountered the same blanket of quartz-stockwork alteration as cut in drillhole WR-081.

The 2008 drilling program expanded near-surface oxide mineralization to the west and north as well as identified a new target region – North Basin. On April 8, 2009, an updated resource estimate was completed incorporating the results of the 2008 drilling Campaign.

The updated NI43-101 compliant resource estimate shows a 10% increase in measured and indicated gold ounces, and a 48% increase in inferred gold ounces from the previously released (May 2008) resource estimate. In addition, the Company also estimated co-product silver associated with the gold model. A summary, by deposit area, is tabulated below:



Table 2: NI43-101 Wilco Gold Resource Estimate

Wilco Resource Areas	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable[1]	4,593	0.023	104,000	15,063	0.018	264,000	55,174	0.015	849,000
Colado	Variable[1]	3,703	0.016	60,000	19,597	0.013	258,000	79,129	0.010	811,000
Total		**8,296**	**0.020**	**164,000**	**34,660**	**0.015**	**522,000**	**134,303**	**0.012**	**1,660,000**

Resource Category: Measured, Indicated, Inferred.

[1] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 3: NI43-101 Wilco Co-Product Silver Resource Estimate

Wilco Resourc e Areas	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
Willard	Variable[1]	4,593	0.180	829,000	15,063	0.152	2,295,000	55,174	0.139	7,678,000
Colado	Variable[1]	3,703	0.076	282,000	19,597	0.069	1,343,000	79,129	0.154	12,193,000
Total		**8,296**	**0.134**	**1,111,000**	**34,660**	**0.105**	**3,638,000**	**134,303**	**0.148**	**19,871,000**

Resource Category: Measured, Indicated, Inferred.

[1] The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. ("SEWC") of Denver, Colorado, completed the April 2009 updated resource estimate under the direction of Scott E. Wilson, who is a qualified person as defined by NI 43-101. The NI 43-101 Wilco project technical report is available on SEDAR at www.sedar.com.

The large increase in the inferred category is the result of step-out drilling westward along the Willard anticline, and the drilling completed toward the north into the North Basin target area. In-fill drilling will be required to convert the inferred gold volume into the measured and indicated categories.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 46,000 individual assays from 659 reverse circulation and 11 core drillholes – 428 reverse circulation and 8 core drillholes in Willard and 186 reverse circulation and 3 core drillholes in Colado. Included are Rye Patch's 87 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared and inverse distance cubed. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard. The new silver resource was prepared using the same geologic and estimation parameters as the gold resource estimation.

In the fall of 2009, the Company completed seven reverse circulation drillholes totalling 2,705 metres (8,870 feet). Drillholes WR-088 to WR-094 focussed on the North Basin target with mixed results. The Wilco drill program shows the upper oxide mineralisation continues into the North Basin area, and northeast faults and structural intersections with north-south oriented structures are controlling the high-grade gold encountered in the target area. Based on the new drill information, a follow up program to test the northeast high grade was completed in the spring of 2010.

During May and June of 2010, a total of 3,859 meters in eleven reverse circulation (RC) drillholes was completed in the Wilco spring drilling program. The program outlined a high-grade gold zone that measures 100 metres by 200 metres, and the gold zone is open to the west-southwest. Because the gold in this zone tends to be coarse, free gold in nature, a core program is being planned to better evaluate the structural orientation and distribution of the high grade gold. A review of fire assay results indicated gold particulation (coarse gold) within the sample

intervals. Drillholes WR-099 and WR-105 were sent in for metallic-screen assay to determine the extent of the coarse gold. The metallic screen assays clearly show coarse gold within the drill area. Based on these results, the gold mineralization encountered in this drill program - drillholes WR-095 to WR-105 - will be re-assayed using metallic screen methods.

The Company maintains a strict quality control program at all of its projects. Drill samples are picked up on site by American Assay or ALS Chemex's preparation and analytical facility located in Reno Nevada. Gold analyses are conducted on 1-assay ton prepared samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately 5-percent of the 2007 through 2009 drill programs.

On July 28, 2010, the Company announced it has leased the geothermal rights on its 100% owned Wilco gold project to Wilco Energy LLC, a non-related company. Rye Patch controls geothermal rights on a portion of the Wilco property adjacent to the Colado gold/silver resource area located in sections 25 and 35 along the western portion of the Wilco property.

Wilco Energy LLC is leasing the geothermal rights on 1,240 acres (502 hectares) of the Wilco property for an initial rental payment covering a period of three years with increases in rental payments at four and six years. If a geothermal field is identified within the project area, Rye Patch will receive a gross proceeds royalty from the sale of electric power. Lease rental payments are creditable to the royalty. Wilco Energy LLC is obligated to spend a minimum amount on geothermal exploration within the project area before July 20, 2011. If Wilco Energy LLC is unable to complete the first year Work Commitment then Wilco Energy LLC will pay Rye Patch the difference between the amount committed and the actual amount expended. The initial term of the lease is 15 years and can be extended for an additional 10 years at Lessee's option.

Drilling by Rye Patch as well as historic drilling in the Colado area has encountered warm to hot water in a majority of the drillholes. Temperature measurements from the Rye Patch drillhole collars have returned values in excess of 100 degrees Celsius in several drillholes. Following commencement of the geothermal exploration program, Rye Patch will keep investors apprised of significant results and milestones achieved by the program.

Jessup

Rye Patch's 100%-owned Jessup project contains a combined resource of approximately 500,000 ounces of gold and gold equivalent. The resource areas have open mineralization that will be addressed in a fall 2010 drilling campaign. The Jessup property covers 1,425 hectares (3,520 acres) on the southwestern extension of the Oreana trend.

A phase-1 drilling program completed in October 2008, totalling 5,134 metres (16,840 feet) in 45 reverse-circulation drillholes intersected gold in new areas as well as expanded known gold zones. The gold and silver assay results from this phase-1 drill program were released on October 22 and November 12, 2008 (see www.sedar.com for details).

The drilling tested near surface oxidised zones at San Jacinto, North Jessup and at two outlying target areas - Tosh Hill and Gold King. Almost all, 94%, of the significant gold and silver mineralisation was intersected in oxidised volcanic formations providing a high probability that the gold and silver mineralisation is oxidised. Assay results in the North Jessup deposits indicate the oxide portion of the deposit is open in the northwest and southeast directions. In addition, the drilling shows the North Jessup deposit has significantly higher levels of silver. As examples, drillhole JR-040 returned assay intervals of 61.72g/t Ag over 13.7 metres including 404.6 g/t Ag over 1.5 metres, and in drillhole JR-041 which returned 188.6 g/t Ag over 6.1 metres. These intercepts delineate an open-ended, high-grade gold and silver corridor oriented in a northwest-southeast direction.

Drilling confirmed the San Jacinto deposit is closed on the east side; however, the oxidised portion of the deposit remains open to the south, northwest, and north with additional potential beneath a mapped felsic volcanic dome. This new target warrants follow up and will be addressed during the next drill program.


Rye Patch

At the outlying targets of Tosh Hill and Gold King, drilling shows gold and silver mineralisation is associated with vein structures and pervasive hydrothermal clay alteration. At Tosh Hill, drilling intersected a vein yielding 10.29 g/t Au over 1.5 metres. The vein is oriented northeast and follow up work is required to define the full extent of the gold and silver mineralisation. At the Gold King target, initial drilling shows mineralisation within argillically altered, oxidised volcanic rocks. The drill encountered lower grade gold within the altered zone.

On June 2, 2009, the Company released an updated gold and silver resource estimate for the Jessup project. The resource estimate shows an increase from the previously released (December 2007) estimate of 150% to 300,000 ounces of gold in measured and indicated category while the inferred gold ounces increased 250% to 77,000 ounces of gold. In addition, the Company updated the silver resource associated with the gold block model. A significant increase in the silver resource, as compared to the reported December 2007 estimate, is evident. The measured and indicated silver ounces increased to 5,090,000 ounces of silver from 1,655,000 ounces of silver, and the inferred resource increased from 286,000 ounces of silver to 1,146,000 ounces of silver. A summary is tabulated below:

Table 4: New NI43-101 Jessup Gold Resource Estimate

Jessup Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
San Jacinto	Variable[1]	4,866	0.014	66,000	7,939	0.012	95,000	2,473	0.015	38,000
North Central	Variable[1]	3,564	0.017	60,000	5,505	0.013	70,000	2,038	0.016	32,000
Tosh Hill	Variable[1]	142	0.014	2,000	492	0.014	7,000	442	0.016	7,000
Total		**8,571**	**0.015**	**128,000**	**13,936**	**0.012**	**172,000**	**4,954**	**0.016**	**77,000**

[1] Measured and Indicated resource is reported at 0.005 opt Au for oxide mineralisation and 0.010 opt Au for transition and sulphide mineralisation. The Inferred resource is reported at 0.005 opt Au for oxide, transition, and sulphide ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 5: New NI43-101 Jessup Co-Product Silver Resource Estimate

Jessup Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
San Jacinto	Variable[1]	4,866	0.278	1,352,000	7,939	0.215	1,704,000	2,473	0.278	687,000
North Central	Variable[1]	3,564	0.230	820,000	5,505	0.211	1,163,000	2,038	0.205	417,000
Tosh Hill	Variable[1]	142	0.085	12,000	492	0.079	39,000	442	0.095	42,000
Total		**8,571**	**0.255**	**2,184,000**	**13,936**	**0.209**	**2,906,000**	**4,954**	**0.231**	**1,146,000**

[1] The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. The updated NI43-101 Jessup project technical report will be posted on SEDAR at www.sedar.com.

Based on the new geologic model, gold and silver mineralisation is open down dip and along strike to the northwest of the San Jacinto deposit. The oxide material starts at the surface, has been drilled to a depth of 125 metres (410 feet), and is still open. In addition, the drilling has defined high-grade gold and silver breccias. The geologic and block models show mineralization is open at depth and along strike. Based on gold and silver assay results of the 2008 drilling program, drillholes that encountered breccias show higher grade mineralization; therefore, the breccias represent an exciting and potentially higher grade target on the Jessup property.


Rye Patch

At North Jessup, gold and silver are open at depth and along strike to the northwest and northeast. The mineralized structures have elevated grades and are open along strike to the northwest and at depth. These oxide targets and extensions have been prioritized for follow up drilling.

At Tosh Hill, the high-grade structurally controlled gold and silver is open to the west-northwest and east-southeast. Surface rock-chip channel samples across the Tosh Hill structure (news release 07-08) show the vein-like structural control has potential for gold values of 16 g/t Au. The Tosh Hill target requires additional follow-up drilling to understand the high-grade gold zone.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 20,000 individual gold and silver assays from 36 trenches and 335 drillholes – 56 rotary, 270 reverse circulation, and 9 core drillholes including Rye Patch's 2008 45 reverse circulation drillholes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared. No capping was required. The silver resource was prepared using the same geologic and estimation parameters as the gold block model estimation.

Follow-up of existing targets is under review and being prioritized for a September 2010 drilling program.

Lincoln Hill

Rye Patch continues to be excited by the results of the 2008 and 2009 drilling programs and the recently completed inferred resource estimate on its 100% controlled Lincoln Hill property. The project covers a total of 535 hectares (1,325 acres) located along the Oreana gold trend. Newmont Mining and Coeur Rochester conducted earlier exploration work at Lincoln Hill. Rye Patch's evaluation of this work includes re-logging of Newmont drill holes, construction of drillhole cross-sections and analysis of previous surface and underground sampling programs. The Company's analysis indicates that the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The Rochester mining district has produced a total of 4.5 million ounces of gold and 130 million ounces of silver.

A total of 2,550 metres (8,375 feet) in 18 reverse circulation drillholes were completed in a phase-1 program and assay results were released in a September 24, 2008 news release. The exploration program cut multi-ounce gold and silver intersections in drillhole LR-013 including 25 feet grading 2.2 ounces/ton gold from 90 to 115 feet downhole. In addition, there were numerous significant gold intervals encountered in the program.

The Lincoln Hill drilling intersected significant gold and silver assays; however, several drillholes had significant silver assays that did not make the rigorous cut-off criteria because gold values are below the gold cut-off grade. These drillholes include LR-010 which cut 75 feet grading 3.396 opt Ag starting at 25 feet, drillhole LR-016 which intersected 3 zones – 55 feet grading 0.605 opt Ag, 45 feet grading 1.059 opt Ag, and 25 feet grading 1.152 opt Ag starting at 15, 140, and 330 feet respectively. Similar silver zones were also encountered in drillholes LR-007, LR-011 and LR-012.

In the fall of 2008, the Company commenced a follow-up phase-1 drilling program to off set the high-grade gold and silver intervals along strike as well as test the depth extent of this near-surface, shallow mineralisation reported in drillhole LR-013 - 70 feet grading 0.792 opt gold including an interval of 25 feet grading 2.200 opt gold (21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold). A total of 968 metres (3,175 feet) was completed in 7 reverse circulation drillholes.

The follow-up drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth. This stockwork blanket zone is "rooted" in a breccia pipe which may host higher grade gold and silver values along its margin. In addition, regional aeromagnetic geophysical data shows an intrusive south of the breccias pipe. The intrusive could be the driver of the gold and silver mineralization and could host a significant deposit.

The assay results indicate the stockwork mineralization hosts high-grade structurally controlled gold and silver (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag) surrounded by a near surface, stockwork gold and silver zone. To ensure gold assays captured the higher grade portion of the gold system, selected intervals from drillholes LR-019, LR-021 and LR-023 were re-run using



metallic-screen, fire-assay analysis. The results of this study show gravity separation (coarse gold) is a potential assay issue that should be addressed in future drilling programs. Additional study is warranted to fully ensure the assay results to date capture the coarse gold and produce representative assay values. Future drilling programs will require core drilling to fully evaluate and understand the high-grade nature of the mineralization.

In September 2009, the Company began a drill program for the Lincoln Hill project totalling 2,508 metres (8,225 feet) and 557 metres (1,826 feet) respectively. Gold and silver assays were reported in mid-December for the entire reverse circulation drill and the core campaign. Core hole LRC-002, returned 21.19 g/t gold over 7.0 metres starting at 25.3 metres depth.

Core and RC drilling show the main Lincoln Hill target contains significant high-grade gold and silver along northeast trending structures within the broader quartz stockwork halo zone. The core shows the broader stockwork mineralization has a high-angle as well as a horizontal or bedding controlled component. LRC-002 intersected veins and veinlets and shows visible gold in several veins over the 15.8 metre zone. The vein arrays are hosted within a thicker zone of altered, silicified rhyolite volcanic rocks. The intersection of the favorable units within altered rhyolite and northeast structures appear to control high-grade gold and silver distribution within the stockwork gold zone. LRC-003 shows the disseminated nature of the stockwork zone with 33.1 metres grading 1.10 g/t gold.

Drilling shows the quartz stockwork zone has promise for bulk-tonnage gold and silver at Lincoln Hill. Using a gold equivalent grade of 0.34 g/t Aueq, the halo mineralization in the Lincoln Hill target ranges between 10 metres and 79 metres in thickness and has gold and gold equivalent grades ranging between 0.5 g/t Aueq to 2.30 g/t Aueq over an area of 600 metres by 300 metres. Although gold values are below cut-off grades for Table 1, drillholes LR-043 through LR-045 contain significant silver values that add gold equivalent ounces to the Lincoln Hill stockwork zone. Silver values range from 7.8 g/t Ag to 33.4 g/t Ag over 45.7 metres to 12.2 metres using a 5 g/t cut off. However, drilling within the historic high-grade Ourofino mine area returned disappointing results.

On May 18, 2010, Rye Patch announced the first National Instrument 43-101 (NI43-101) compliant resource estimate for the 100% controlled Lincoln Hill project based on the Company's 2008 and 2009 drill campaigns. The resource table below shows the new Lincoln Hill gold and silver inferred resource estimate using a 0.343 g/t (0.01 opt) gold and gold equivalent (gold equivalent or Aueq) cut-off grade.

Cutoff Grade (Gm/Tonne)	Tonnes (1000's)	Au (Gm/Tonne)	Gold Ozs	Ag (Gm/Tonne)	Silver Ozs
0.343	17,215	0.686	380,000	17.143	9,488,000

The new gold and silver resource estimate for Lincoln Hill is based on 3-D geologic models that incorporated 4,449 individual verified gold and silver assays from 49 drillholes including Rye Patch's 43 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from 1,094 down-the-hole composites using inverse distance methodologies. No capping was required. The silver resource was prepared using the same geologic and estimation parameters as the gold block model estimation. The model uses 3-D blocks which are 6 metres in height, width, and depth. Using US$900 per ounce for gold and US$18 per ounce for silver, an inferred gold equivalent resource of 569,760 ounces with an average grade of 1.029 g/t Aueq was estimated. The resource is stockwork zone located at the surface with high-grade feeder structures internal to the main mineralized body. The majority of the resource is within the oxide domain of the geologic model, and the resource is open to the northeast, southwest and west. A fall drilling program will commence in September 2010.

Gold Ridge – Oreana Trend

The Gold Ridge property is 100% owned lands staked by Rye Patch Gold between the Wilco and Lincoln Hill projects. The property cosnsists of 302 unpatented lode claims covering 2,160 hectares (5,335 acres) and securely postions Rye Patch along the Oreana trend. Resent work on the project has identified new gold-bearing zones that have returned gold values up to 5.5 g/t Au and 458 g/t Ag. Additional work is required to get the new targets to a drilling ready status. At this time, geologic mapping, additional surface rock chip and soil sampling along with geophysical surveys are in progress. A fall 2010 phase-one drilling program is envisioned.

A second target within the Gold Ridge property shows high potential for significant silver mineralsation. The target is being evaluated over the summer and a fall drill program is envisioned.


Rye Patch

The Oreana gold trend is a new and emerging gold trend defined by recent discoveries at the Wilco project; the new high-grade gold and silver mineralization drilled at Wilco, Lincoln Hill, Gold Ridge and Midway Gold/Barrick's recently announced Spring Valley discovery. Rye Patch Gold controls a significant portion of the trend with its land position at Wilco ,Gold Ridge and Lincoln Hill. Rye Patch controls 100% of 7,420 hectares (19,820 acres) along the Oreana trend. Newmont and Barrick are neighbours along the trend.

Reclamation bonds

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management ("BLM") and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the Wilco reclamation from the BLM; however, the bond (US$87,107 at March 31, 2010) will remain in place as the Company plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, drilling and other operations at Jessup, Lincoln Hill/Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Results of Operations - Administration

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past eight quarters:

	2010		2009				2008	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total interest Income and other revenues	$6,971	$253,706[1]	$2,981	$1,194	$116	$217	$(11,746)	$16,077
Net loss	$737,885	$300,462	$975,601	$608,708	$434,066	$365,406	$1,280,750	$1,775,763
Basic loss per share (2)	$0.01	$0.00	$0.02	$0.01	$0.01	$0.01	$0.04	$0.05

(1) $250,000 of revenue derived from the completion of Homestake's acquisition of Centerra's interest in the first quarter of 2010 (see "Results of operations – Administration").

(2) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

For the three months ended June 30, 2010 compared to the three months ended June 30, 2009:

In the second quarter of 2010, the Company recorded a net loss of $737,885 (loss per share - $0.01) compared to $434,066 (loss per share - $0.01) in the second quarter of 2009. During the three months ended June 30, 2010, the Company expensed $478,456 in exploration costs, compared to $115,135 in the second quarter of 2009 (see Results of Operations – Gold Exploration).

Administrative expenses increased slightly by $20,625 and totaled $321,399 in the three months ended June 30, 2010 compared to $300,774 in 2009. The non-cash stock-based compensation expense of $3,415 (2009 - $61,214) was incurred on the option vested in the quarter. The major administrative expenses were in investor relations of $85,828 (2009 - $11,724) due to the Company's more active role in investor relations and shareholder awareness program for 2010; management fees of $63,188 (2009 - $71,468); rent expense of $35,920 (2009 - $37,467), and legal fees of $23,534 (2009 - $10,115).



During the three months ended June 30, 2010, the Company recorded a $54,999 gain on foreign exchange resulted form US/CAD currency fluctuation (2009 - $18,273).

For the six months ended June 30, 2010 compared with the six months ended June 30, 2009:

The Company recorded a net loss for the six month ended June 30, 2010 of $1,038,347 (loss per share - $0.01) compared to $799,472 (loss per share - $0.02) for the six months ended June 30, 2009. The Company expensed $565,114 in exploration costs (June 30, 2009 – $188,101). This amount was mostly spent on exploration programs on Wilco ($423,135), Lincoln Hill ($76,485) and Gold Ridge ($31,647) properties.

In the six months ended June 30, 2010, the Company recorded a $163,384 increase in administrative expenses, bringing the total to $759,993 from $596,609 in 2009, with non-cash stock-based compensation expense accounting to $56,470 (2009 - $69,968) and amortization to $8,913 (2009 - $12,118). The major increases were in investor relations expenses to $167,393 from $26,121 in 2009, due to the Company's more active role in investor relations and shareholder awareness program; legal fees to $70,268 from $13,909 in 2009, due to property acquisition and financing; office and administration to $65,427 from $42,085, and travel to $21,064 from $14,870 in the six moths period of 2009.

During the six months ended June 30, 2010, the Company recorded $26,083 in foreign exchange gain (2009 – loss of $15,094).

On May 10, 2010, the Company engaged the services of Ubika Corporation ("Ubika") as an investor relations consultant for a one year term. In consideration, the Company paid an advance fee of $35,000 to cover the one-year term of engagement and granted stock options to acquire up to 100,000 common shares of the Company at an exercise price of $0.25 per share for a period of 5 years and vesting in accordance with the policies of the Exchange.

During the six months ended June 30, 2010, the Company recorded a US$250,000 receivable for a break fee on the termination of an acquisition agreement of Centerra's interest in the Ren property due to the execution of the pre-emptive right on that property by another company.

Impairment of Long-lived Assets

The Company completed an impairment analysis as at June 30, 2010, which considered the indicators of impairment in accordance with Section 3063, "Impairment of Long-lived Assets" as well as EIC-126, "Accounting by Exploration Companies for Exploration Costs" and AcG-11, "Enterprises in the Development Stage". Management concluded that no impairment charge was required because:

- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing, except Keystone South which was terminated;
- there have been no significant changes in the projections for the properties;
- exploration results continue to be positive;
- the Company intends to continue its exploration and development plans on its property.

Liquidity

As of June 30, 2010, the Company had cash and cash equivalents of $5,927,571 compared to $6,778,692 as of December 31, 2009. The Company had working capital of $6,160,622 at June 30, 2010 (December 31, 2009 - $6,383,839).

In the first six months of 2010, the Company closed the second tranche of non-brokered private placement consisting of 3,450,000 units at a price of $0.25 per unit for gross proceeds of $862,500 and paid a total of $197,750 in finder's fees and $23,051 in share issue costs in connection to the private placement. During the period, 330,000 warrants were exercised for proceeds of $56,000 and 170,966 brokers' options were exercised for proceeds of $25,645.

During the six months ended June 30, 2010, the Company incurred a total of $94,621 in acquisition and holding costs, spent $565,114 in exploration expenditures on its properties, and spent $709,291 in other operating activities (see "Results of Operations").

Historically, the Company's capital resources have been limited to the amount raised from the sale of equity. The Company has relied upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

The Company's current treasury will allow continuing exploration efforts and resource definition work throughout 2010. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements. More specifically, the Company has met its minimum exploration expenditure commitment with respect to the Wilco-Newmont property up to December 15, 2010, and lease to date. Its underlying lease obligations on the Jessup property are up to date. In addition, the Company met its minimum exploration expenditure commitment up to November 2011 and its to date advance royalty payment with respect to the Lincoln property. The Company's other property related commitments are payments to be made in cash and/or shares. The Company has sufficient funds to meet these obligations.

Transactions with Related Parties

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $60,717 (2009 - $13,569), share issue costs of $17,055 (2009 - $18,337) and filing fees of $2,859 (2009 - $Nil), with a legal firm in which the Corporate Secretary is a partner. As at June 30, 2010 $4,784 (December 31, 2009 - $22,909) was owed to this firm.

b) The Company incurred accounting and administrative fees of $30,000 (2009 - $30,000) with a company of which the Chief Financial Officer is the President and a director. As at June 30, 2010, $5,250 (December 31, 2009 - $6,184) was owed to this company.

c) The Company paid $69,852 (2009 - $81,015) in management fees, $8,011 (2009 - $4,292) for professional services, and $3,104 (2009 - $3,617) in leasing costs to a company controlled by its President. As at June 30, 2010 $Nil (December 31, 2009 - $Nil) was owed to this company.

b) The Company paid $56,902 (2009 - $67,258) in management fees to a company controlled by its Chairman. As at June 30, 2010 $Nil (December 31, 2009 - $Nil) was owed to this company.



Disclosure of Outstanding Share Data

Common Shares

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

	Issued and Outstanding	
	June 30, 2010	August 26, 2010
Common shares	91,310,749	91,310,749

The Company completed a non-brokered private placement for a total 24,280,000 units, with a first tranche of 20,830,000 units closed on December 24, 2009 and a second tranche of 3,450,000 units closed on January 7, 2010, at a price of $0.25 per unit for total gross proceeds of $6,070,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant exercisable into one share at a price of $0.35 for a period of two years from the closing dates.

In connection with this financing, the Company paid $197,750 in finder's fees in cash and issued a total of 721,000 finder's shares and 360,500 non-transferable finder's warrants, exercisable into one common share at a price of $0.35 until December 24, 2011 and January 7, 2012.

During the six months ended June 30, 2010, 2,256,466 warrants were issued at an average exercise price of $0.34 and 330,000 warrants at an average exercised price of $0.17 were exercised. As at June 30, 2010 and August *, 2010, 43,224,632 warrants were outstanding.

Warrants as at August 26, 2010

Expiry date	Exercise price	Number of warrants
December 31, 2010	0.15	2,254,167
February 6, 2011	0.20	21,225,999
February 23, 2011	0.15	4,425,666
March 11, 2011	0.15	2,855,000
December 24, 2011	0.35	10,761,500
January 7, 2012	0.35	1,739,000
		43,224,632

Each warrant is exercisable into one common share on payment of the exercise price.

During the six months ended June 30, 2010, 5,000 stock options were exercised for proceeds of $1,000 and 150,000 granted, of which 50,000 options were granted at a price of $0.35 but subsequently expired on the termination of service agreement; and 100,000 options at a price of $0.25were granted for a period of 5 years. As at June 30, 2010 and August 26, 2010, 3,300,000 stock options were outstanding.

Options Outstanding as at August 26, 2010

Expiry date	Exercise price	Number of options
October 12, 2011	$ 0.50	825,000
January 19, 2012	$ 0.40	100,000
January 19, 2012	$ 0.50	150,000
March 14, 2012	$ 0.50	200,000
July 19, 2012	$ 0.50	90,000
October 18, 2012	$ 0.45	400,000
June 10, 2013	$ 0.40	385,000
August 21, 2014	$ 0.20	1,050,000



May 10, 2015	$ 0.25	100,000
		3,300,000

Each option is exercisable into one common share on payment of the exercise price.

Broker's Options

On August 6, 2009, 1,895,166 broker's options were granted exercisable into units at a price of $0.15 until February 06, 2011. Each unit is comprised of one share and one non-transferable common share purchase warrant exercisable into one common share at a price of $0.20 until February 6, 2011. 116,667 of these options were exercised on December 9, 2009, and another 170,966 on March 18, 2010, leaving a balance of 1,607,533 broker's options outstanding.

Subsequent Events

On July 28, 2010, the Company announced it has leased the geothermal rights on its 100% owned Wilco gold project to Wilco Energy LLC, a non-related company.

Changes in Accounting Policies including Initial Adoption

Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-controlling Interests

These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after January 1, 2011. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoptions of these recommendations are permitted and the Company is currently considering the impact of adopting these pronouncements.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE's with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

In 2010, the Company's management assessed the impact of adoption to IFRS and concluded that an adoption date will be January 1, 2011 and a transition date January 1, 2010. The Company's first financial statements prepared under IFRS will be the interim financial statements for the three months ended March 31, 2011 with comparatives for the three months ended March 31, 2010 along with the balance sheet as of the transition date and will include full disclosure of all new IFRS policies.

During 2009, the Company's accounting department and CFO examined the impact of the changes in accounting policies per IFRS and attended seminars on the adoption and implementation of IFRS.

The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company's conversion to IFRS in



2011. The Company also determined that it would rely on certain exemptions allowed under IFRS 1 "First-time Adoption of International Financial Reporting Standards" as of the transition date on January 1, 2010.

Under IFRS 1 the IFRS standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company intends to apply the following exemptions to its opening balance sheet dated January 1, 2010.

a) Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combination retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010. There is no adjustment required to the December 31, 2009's financial statements on the transition date.

b) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company will apply IFRS 2 to awards that vested prior to January 1, 2010 resulting in no adjustments to the December 31, 2009's financial statements on the transition date.

c) IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively. Therefore, there will be no change to the December 31, 2009's financial statements on the transition date.

Given the IFRS 1 exemptions noted above, the Company has identified the following adjustments to the December 31, 2009's financial statements on the transition date:

a) "Contributed surplus" versus "Equity settled employee benefit reserve"

IFRS requires "contributed surplus" to be broken down into different categories by naming them various reserves. The Company examined its "contributed surplus" account and concluded that an amount of $1,278,990 relates to "Equity settled employee benefit reserve", for the options granted to officers and employees. As a result, on transition date, there will be a reclassification in the equity section between "Contributed Surplus" and "Equity settled employee benefit reserve" for $1,278,990.

b) "Share subscription" versus "Other reserves"

IFRS requires "Share subscription" to be shown as "Other reserves". As a result, on transition date, there will be a reclassification in the equity section between "Share subscription" and between "Other reserves" in the amount of $201,000.

c) "Foreign exchange gain" in Income Statement versus "Exchange reserve" in Equity

IFRS requires "Foreign exchange gain / (loss)" that came from the translation of the Company subsidiary to be separated from the foreign exchange arising from the business transactions shown in the Income Statement. The Company examined its "foreign exchange gain" account and concluded that an amount of $66,197 relates to exchange reserves that came from the consolidation of US subsidiary and Canadian parent Company. As a result, on transition date, there will be a reclassification in the equity section between "Accumulated deficit" and "Exchange reserves" of $66,197.

During the six months ended June 30, 2010, the Company has identified the following adjustments to its financial statements for the June 30, 2011 comparatives:

a) "Contributed surplus" versus "Equity settled employee benefit reserve"

IFRS requires "contributed surplus" to be broken down into different categories by naming them various reserves. The Company examined its "contributed surplus" account and concluded that an amount of $1,306,250 relates to "Equity settled employee benefit reserve", for the options granted to officers and employees. As a result, on transition date, there will be a reclassification in the equity section between "Contributed Surplus" and "Equity settled employee benefit reserve" for $1,306,250.

b) "Foreign exchange gain" in Income Statement versus "Exchange reserve" in Equity

IFRS requires "Foreign exchange gain / (loss)" that came from the translation of the Company subsidiary to be separated from the foreign exchange arising from the business transactions shown in the Income Statement. The Company examined its "foreign exchange gain" account and concluded that an amount of $8,534 relates to exchange reserves that came from the consolidation of US subsidiary and Canadian parent Company. As a result, on transition date, there will be a reclassification in the equity section between "Accumulated deficit" and "Exchange reserves" of $8,534.

Internal Controls and Procedures over Financial Reporting

There was no change in the Company's internal control over financial reporting during the six months ended June 30, 2010 that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Financial instruments and risk management

Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in operations in the period incurred.

The Company's operations consist of the acquisition, exploration and development of mineral resource properties in North America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of being affected by these risks, which may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. When material, these risks are also reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company manages this risk by only entering into contracts with counterparties who have sufficient financial strength to minimize the risk of a financial default.



(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production. Therefore, the Company is not exposed to significant trade credit risk.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk to minimize the likelihood of a loss, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Monetary limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at June 30, 2010 the Company has no derivative financial instruments.

b) Liquidity risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures, through the management of its available cash and the issue of shares, that there are sufficient cash balances to meet its short-term business requirements.

c) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's annual net income by approximately $13,000.

The Company does not invest in derivatives to mitigate these risks.

d) Interest rate risk
The Company limits its exposure to interest rate risk by investing only in short term investments at major Canadian financial institutions.

A one percent change in interest rates would affect the results of operations by approximately $14,000.

e) Fair value disclosures
The carrying values of accounts receivable, accounts payable and accrued liabilities and the amount due to related party approximate their fair values based on their short term nature.

f) Commodity price risk
The ability of the Company to develop its mineral properties and the future profitability of the Company will be directly related to the market price of gold.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. Forward-looking statements included or incorporated by reference in this document include statements with respect to:

- The Company's goal of having 10 million ounces of gold to its account;
- The Company's assumptions and estimates used in its Technical Reports, as well as the potential resource estimates and interpretations from that Technical Report;


Rye Patch

- The progress, potential and uncertainties of the Company's drill programs;
- Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties;
- The Company's future adoption of IFRS;

Outlook

Rye Patch continues to deliver value to its shareholders by increasing its gold resource base at its existing mineral properties. Rye Patch Gold's resource inventory is now comprised of 1,182,780 ounces of gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold equivalent in the inferred category. As a result, the Company is almost half way to meeting its corporate goal of having a significant resource inventory by 2012. Continued growth will be achieved through expansion of the Company's existing resource base and acquisition and discovery of new resources in Nevada.

The capital markets that the Company has historically accessed to raise funding for exploration have been unusually volatile in the past two years; however successful gold exploration companies are being funded.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is available on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.